Filed by Digene Corporation pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Digene Corporation

Commission File No.: 333-83582

ADDITIONAL INFORMATION:

STATEMENTS MADE DURING THE FOLLOWING CONFERENCE CALL CONCERNING CYTYC’S PROPOSED ACQUISITION OF DIGENE CORPORATION ARE FOR INFORMATIONAL PURPOSES ONLY AND SHALL NOT CONSTITUTE AN OFFER OF ANY SECURITIES FOR SALE. Cytyc has filed a Registration Statement on Form S-4 and Schedule TO, and Digene has filed a Solicitation/Recommendation Statement on Schedule 14D-9, with the Securities and Exchange Commission in connection with the transaction. Cytyc and Digene have commenced the exchange offer and have mailed a Prospectus, which is part of the Registration Statement on Form S-4, the Schedule 14D-9 and related tender offer materials to the stockholders of Digene. These documents contain important information about the transaction, which should be considered by investors and security holders prior to making any investment decisions. Investors and security holders are urged to read these documents carefully. Investors and security holders can obtain free copies of these documents through the website maintained by the Securities and Exchange Commission at http://www.sec.gov. Free copies of these documents can also be obtained from the Information Agent, Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, NY 10022 or by calling toll free (888) 750-5834, or from Cytyc by directing a request to Cytyc Corporation, 85 Swanson Road, Boxborough, MA 01719, (978) 263-8000, or Digene by directing a request for Digene Corporation, 1201 Clopper Road, Gaithersburg, MD 20878, (301) 944-7000. In addition to the Registration Statement, Schedule TO, Prospectus and Schedule 14D-9, Cytyc and Digene also file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Cytyc or Digene at the Securities and Exchange Commission public reference rooms at 450 Fifth Street, NW, Washington, DC 20549. Please call the SEC at (800) 732-0330 for further information on public reference rooms. Filings by Cytyc and Digene with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the Securities and Exchange Commission at http://www.sec.gov.

DIGENE CORPORATION
3Q02 CONFERENCE CALL
May 14, 2002 @ 10:30 a.m. MT

Operator:	Good morning, ladies and gentlemen. Welcome to the Digene Corporation fiscal third quarter conference call. At this time, all participants are in a listen-only mode. Later, we will conduct a question and answer, and instructions will follow at that time. If anyone should require assistance during the call, please press the star, followed by the zero, on your touch tone phone.

As a reminder, ladies and gentlemen, this conference is taking place on May 14th, 2002, and is being recorded. I would now like to introduce your host for today’s conference, Ms. Lanie Fladell of Morgen Walke. Please go ahead, ma’am.

Lanie Fladell:	Thank you very much, operator. Good morning, everyone. Digene’s financial results for the third quarter of fiscal year 2002, ended March 31st, 2002, are now available. With us today from the management team to talk about—[audio interrupted]

Man:	Operator? Operator?

Operator:	Yes, sir?

Man:	Have we lost Ms. Fladell?

Operator:	She is still online, sir. Please continue.

L. Fladell:	And OK- with us today from the management team to talk about the results are Evan Jones, chairman and chief executive officer, and Charles Fleischman, president and chief operating officer and chief financial officer. Certain statements that we will make in this presentation may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Although Digene believes that these statements are based on reasonable assumptions, within the bounds of its knowledge of its business and operations, there are a number of factor that may cause actual results to differ from these statements. Factors that might cause these differences include uncertainty of market acceptance of our products by the worldwide medical and research communities, uncertainty of clinical trial results for expanded FDA approval submissions for our current products, and our products under development, risks associated with failing to achieve regulatory approval necessary to effect the proposed acquisition of Digene by Cytec, and market and other risks associated with delays in obtaining such regulatory approvals, our limited sales and marketing experience, risks inherent in international transactions, the reliance on third parties for additional sales and marketing activities, our ability to complete integration of our manufacturing operations, and our ability to scale up manufacturing as product sales increase, and dependence on Roche Diagnostics as our principal European distributor. For additional factors which could cause actual results to differ from expectations, reference is made to the reports filed by the company with the Securities and Exchange Commission, under the Securities Exchange Act, as amended. Digene does not undertake any obligation to update any of the forward-looking statements or forward-looking information. After management has concluded its formal remarks this morning, we’ll open the lines up for questions and answers for those of you in interactive mode. Evan, would you like to begin?

Evan Jones:	Thank you, Lanie. Good morning, and welcome to the Digene conference call. This morning, we will review the results for the third quarter of our 2002 fiscal year, and discuss a number of recent developments at the company. First, Chuck Fleischman will review finance, regulatory, and operations activities. Then I will review our marketing and product activities, by major geographic region. We will finish with our standard question and answer session.

In an effort to continue to disseminate information about the company, this conference call is simultaneously being broadcast over the Internet. Chuck, would you like to begin?

Chuck Fleischman:	Thank you. Good morning, everyone. Operationally, Digene had a strong fiscal third quarter. I will start by reviewing the numbers for the quarter, and the first nine months of the fiscal year ended March 31, 2002, and then discuss the projects we have underway in operations and regulatory affairs. Finally, I will discuss our financial outlook ending June 30, 2002.

To begin, the quarter ended March 31 was another strong period for Digene. Total revenues increased 58 percent, to $14.2 million, up from $9 million in the prior-year period, marking our 16th consecutive quarter producing revenue growth in excess of 25 percent compared to the prior year’s quarter. During the quarter, we continued to experience strong growth for our Hybrid Capture Two HPV Test [sp], particularly in the United States.

Net loss, excluding a one-time charge of $2.5 million related to the buyback of chlamydia gonorrhea test rights from Abbott Laboratories, narrowed to $800,000, or five cents per share, compared to a net loss of $1.6 million, or 10 cents per share, in last year’s third quarter. Including this charge, the net loss in the fiscal 2002 third quarter was $3.3 million, or 19 cents per share. Cash, cash equivalents, and short-term investments at March 31 were $45 million, up from $36 million at December 31.

In the U.S., our overall business increased by 63 percent, to $8.8 million, driven by growth in HPV kit sales of 107 percent, to $7.2 million. This growth is attributable to increased physician and payer awareness of the accuracy and cost-effectiveness of Digene’s HPV tests.

Over the quarter, we reached a new laboratory customer milestone, with over 200 labs in the U.S., providing testing with the Digene HPV test. In addition, and subsequent to the quarter, three large regional health plans instituted coverage for HPV testing. This adds to the over 150 health plans nationwide that now reimburse for HPV testing.

Looking forward, we continue to be optimistic about the prospects for our U.S. HPV business. Our enthusiasm has accelerated, as a result of the peer-reviewed publications and medical society guidelines we have seen recently.

Internationally, our European business increased 40 percent, to $3.9 million, during the quarter. However, this number includes $2.3 million of minimum payment commitments from Roche, in addition to HPV kit sales. Under the Roche distribution agreement, Roche has no further minimum purchase obligations after June 30th, 2002.

In the Asia-Pacific region, revenue increased 17 percent, led by HPV sales. In South America, we experienced revenue growth of 163 percent, based on new business in Brazil that Evan will discuss later in the call. The combined revenue for these two regions was approximately $1.5 million in the quarter.

In summary, the results for the quarter were very strong. We are particularly pleased with the 84 percent growth worldwide in HPV kit sales, and 133 percent growth in overall HPV revenues, relative to the prior-year period. We increased our penetration in the U.S. Askis [sp] market to approximately 38 percent, up from the 31 percent we reported for the second quarter of fiscal 2002. Continued penetration here should permit us to achieve our business plans over the medium term.

With regard to our gross margins, the 74 percent we reported for the fiscal third quarter was in line with our guidance of gross margins around 70 percent. This reflects a product mix for higher-margin kit sales, as well as strong geographic performance in the United States, where we distribute our product directly to our laboratory customers, and the impact of the recognition of guaranteed payments from Roche, from which no costs of sales was recognized.

Consistent with previous guidance, we still expect gross margins to be approximately 70 percent.

Next, I would like to comment on our nine-month results. For the nine-month period, revenue increased 51 percent, compared to the first nine months of the prior fiscal year, to almost $36 million. HPV revenues increased 123 percent for the nine-month period, to $27 million. And HPV kit sales increased 98 percent, to $24 million. Operating expenses were up 41 percent for the nine-month period, to approximately $30 million, reflecting our commitment to invest in the business to achieve strategic milestones. R&D was approximately $7 million for the nine-month period. Sales and marketing expenditures, before royalty expenses, were approximately $13 million for the nine months. G&A was approximately $8 million for the nine-month period ended March 31, 2002.

Our investments are paying dividends, as highlighted by the growth in our HPV sales.

Excluding the one-time charge for the Abbott buyback, the net loss for the nine-month period $2.4 million, or 14 cents per share, compared to $5.1 million, or 31 cents per share, in the same period last year. Including the one-time charge, the net loss for the first nine months of fiscal 2002 was $4.9 million, or 29 cents per share.

On February 19th, Digene and Cytec Corporation announced that we had signed a definitive agreement, pursuant to which Cytec would acquire all the outstanding share of Digene common stock, in a stock-and-cash exchange offer transaction. The exchange offer is scheduled to expire at 12 midnight New York time, on Thursday, May 23rd, unless extended by Cytec. Digene and Cytec have been informed by the Pre-Merger Notification Office of the Federal Trade Commission that the running of the applicable waiting period, under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, in connection with Cytec’s proposed acquisition of Digene, did not commence until information completing the pre-merger notification and report form, was provided to the FTC on April 26th, 2002. As a result, the applicable waiting period under the HSR Act will expire at midnight on May 28th, 2002, unless extended by the issuance of a request for additional information or terminated early by the grant of early termination. The staff of the FTC has advised Digene and Cytec that they can expect to receive a request for additional information no later than May 28th. Because Digene and Cytec were already engaged in providing requested information to the FTC, it is anticipated that the companies will be able to respond to such requests promptly. Digene management is available to answer only limited questions related to the HSR activities, as we have disclosed the HSR status in recent press releases.

OK. What does today’s HSR press release mean for you, in the investing public? In simple terms, due to the technicalities of regulatory review and government oversight, the FTC restarted the 30-day clock on April 26th, a clock that had originally started in February. That means that the FTC is expected to issue a new second request for information before the end of the new, 30-day waiting period on May 28th. Digene and Cytec have been working to address the information request of the FTC that we have previously received. Therefore, we do not believe there will be a significant delay in responding to a new, second request for information. We believe we will be in substantial compliance with the request for information in time to get FTC review of the new second request in advance of any transaction deadlines. Digene will continue our practice of updating the investing public to developments as we can, and of course, we invite you to call Cytec, as they are the acquirer.

Returning to the accomplishments of Digene during our third fiscal quarter ending March 31, during the quarter we made significant progress with the achievement of several regulatory milestones, both internationally and domestically. We received clearance to market the Digene HPV test in Japan from the Japanese Ministry of Health, Labor, and Welfare. We commend the ministry on its decision and look forward to offering the benefits of HPV testing to the women of Japan. On March 8th, an FDA advisory panel recommended that the FDA approve, with conditions, Digene’s pre-market approve supplement for the DNA Pap. FDA approval would enable us to market our HPV test as a primary screening test in conjunction with the Pap test for women age 30 and older. The FDA has informed us that additional information and education programs, and a proposed post-market study plan, must be submitted before the FDA’s review of Digene’s P&A supplement application can be completed and the application regarded as approvable. We continue to work closely with the FDA to identify the additional information needed and to support the use of Digene’s HPV test with this expanded indication.

In April, we filed a pre-market approval supplement application with the U.S. Food and Drug Administration, for approval to use TriPath Imaging’s [sp] Surepath test pack as a specimen collection medium for Digene’s HPV test. We are excited with the potential added versatility; approval of this submission may offer labs utilizing the TriPath system.

We are continuing our efforts to gain FDA approval for use of our chlamydia/gonorhea test, with Cytec’s Thin Prep [sp] specimens and male urine samples. Clinical trials for the Thin Prep application are ongoing, and we would hope to submit data to the agency during the September quarter.

I will now turn to guidance, which I re-emphasize, must be considered in conjunction with Digene’s filings with the U.S. Securities and Exchange Commission, along with the risk factors and forward-looking statement disclosures included therein.

Looking forward, we would like to reiterate and affirm prior revenue guidance for fiscal 2002. We believe that we will achieve top line growth of approximately 50 percent. Domestic revenues are expected to be approximately 60 percent of total revenues for fiscal 2002. In addition, over 70 percent of our fiscal 2002 revenues are expected to come from HPV sales. As operating expense guidance, we expect to spend approximately $18 million to $20 million on sales and marketing in fiscal 2002, plus royalty and technology costs, in the amount of 4 to 5 percent of kit revenues. We expect to spend approximately $22 million on the combination of R&D and G&A. At the same time, we will continue to invest in our manufacturing operation.

As for the impact of these expenditures on the bottom line, fiscal 2002 is expected to show a loss of approximately 14 to 16 cents per share, before the effects of the Abbott transaction announced last quarter. We still expect to reach operational break-even in the fourth quarter of fiscal 2002.

Although we are thrilled at the progress we are making in the marketplace, pleased with the quality of published data concerning the clinical and cost impact of our technology on health care delivery, and enthusiastic about the future, it is not appropriate for us to comment on fiscal 2003 at this time, given the Cytec tender offer.

At this time, I will hand the floor to Evan Jones, Digene’s chairman and chief executive officer. Evan?

E. Jones:	Thank you, Chuck.

We had a solid quarter, with revenue up 58 percent from the prior year of $14.2 million. We’re continuing to gain momentum for our hc2 HPV test kit. These results confirm about ability to capitalize on our business model, as we work to improve the way cervical cancer screening is performed around the world. In the next few minutes, I will review our marketing and product activities by region.

First, let’s discuss our activities in the United States. This quarter, we’ve been able to build our penetration of the U.S. borderline testing market to approximately 38 percent. In April, the U.S. Army adopted HPV testing in the management of women with Askis Pap [sp] test results, further increasing the domestic demand for the hc2 HPV test. The U.S. Army is the first military service, and the largest U.S. government employer, to adopt HPV testing as a follow-up to borderline Pap test results.

We’re very pleased with the progress we are making in the HPV testing market here in the U.S. The influential American Society of Coposcopy and Cervical Pathology published consensus guidelines in the April 24 issue of JAMA, recommending HPV testing in the management of women with Askis Pap test results. The consensus guidelines represent the first evidence-based national practice guidelines to direct doctors, nurses, and other clinicians on the management of women with abnormal Pap test results. They were developed with input from 29 leading medical organizations, including the National Cancer Institute, the Centers for Disease Control and Prevention, and the American Cancer Society. We commend ASECP on these new guidelines.

During the quarter, we filed suit against Enzo Biochem [sp] in United States District Court for the District of Delaware, seeking a declaratory judgment that Enzo’s U.S. patent, number 6221581B1, is not infringed by any of Digene’s products, that the claims of the patent are invalid. While we would have liked to have avoided litigation, Enzo’s threats left us without an option other than filing suit to protect our shareholder’s interest. We believe that our products are free from any valid Enzo patent claims.

With the re-acquisition of complete marketing rights for our CTGC products from Abbott, announced last quarter, we believe that we’ll be able to accelerate commercialization of this product line. We are launching our chlamydia and gonorrhea test in the U.S., along with our Rapid Capture system, for high-volume, automated microplate processing. Initially, for chlamydia/gonorrhea testing, and eventually, over the 2003 fiscal year, for HPV testing.

We are very excited to have Dr. Linda Alexander join Digene as vice president of women’s health. Linda has an extensive career in public health and women’s health. Her most recent position, as president and CEO of ASHA, the American Social Health Association, where she worked in close partnership with Digene and 3M to start the HPV and Cervical Cancer Resource Center. Linda is nationally-known for her leadership in women’s health advocacy, and she will help heighten awareness of women’s health issues through her new position with us.

As we continue to gain traction in the U.S. Askis Pap market, we remain focused on the future applications of HPV testing, through our potential new application, the DNA Pap. We continue to work closely with FDA to identify the additional information needed to bring this exciting new product candidate to market.

On May 8th, JAMA published the first cost-effectiveness model on the DNA Pap. We look forward to many more, as the product enters the health care system.

Success in the U.S. fueled our growth during the quarter, and we expect this positive trend to continue through fiscal 2003.

In Europe, we are in a transition period, where we are moving from Abbott and Roche as our distributors to a Digene direct business model. We began direct distribution of Digene’s HPV, chlamydia, and gonorrhea product this month. Over the next 12 to 18 months, we plan to expand and refine our European distribution efforts to allow direct shipments into our major target markets, and to continue to expand our marketing and sales efforts.

In South America, we have signed an agreement to sell the hc2 HPV test to the Brazilian government as a part of a program organized by the Brazilian Ministry of Health. Under the agreement, fixed labs capable of hybrid capture testing will be set up in six different states throughout Brazil, in an effort to extend the benefits of HPV testing to a large geographic area. In the near future, all patients who visit governmental outpatient clinics who have had a borderline Pap test will be offered the Digene hc2 HPV test.

We continue to be very optimistic about the prospects for the company. Our HPV test has momentum in the Askis indication, and going forward, we believe we will be able to significantly grow our cervical cancer screening business on a worldwide basis. Our technology has brought applicability, and we’re seeing the developments of a growing family of clinically important Digene products.

We’re well on our way to complete a strong fiscal 2002, and we expect 2003 to be even better. I’d like to close by reiterating Digene’s management support for the proposed merger with Cytec. Digene has worked closely with Cytec through our co-promotion agreement, and the combination has been very successful. Over the course of this agreement, we’ve increased our HPV test sales in the U.S. by over 100 percent. We clearly work well together. Cytec has a large U.S. sales force that has been successful in creating demand for the thin prep Pap test, and as this force channels their efforts into HPV, we believe they will be instrumental in HPV demand creation. In addition, following the proposed merger, Digene would provide Cytec with R&D capabilities in molecular diagnostics that would allow it to expand its testing capabilities, including testing for HPV and potentially, chlamydia and gonorrhea. Overall, the proposed merger and integration of the two companies offers great benefits to customers, to employees, to shareholders, and most importantly, to women worldwide.

This ends our formal remarks; before we start with questions, I would like to remind you that to the extent that our comments this morning represent forward-looking statements, we refer you to the risk factors and other cautionary factors in our SEC filings, and remind you that we do not undertake any obligation to update the information provided to you. We thank you for your time this morning, and we would now like to begin the question and answer session. Operator?

Operator:	Thank you. Ladies and gentlemen, if you wish to register a question for today’s question and answer session, you will need to press the one, followed by the four, on your telephone. You will hear a three-toned prompt to acknowledge your request. If your question has been answered and you would like to withdraw your polling request, you may do so by pressing the one, followed by the three. If you are on a speakerphone, please pick up the handset before entering your request. One moment, please, for the first question.

Our first question comes from Ricky Goldwasser with UBS Warburg. Please go ahead.

Ricky Goldwasser:	Yes, good morning. When we back out the $2.3 million in revenues from Roche, we get to gross margins of around 68 percent, which is a bit lower than what you reported in the first and second fiscal quarters. Can you comment on whether you had any price discounts at the end of the quarter or any other issues that impacted the gross margins?

C. Fleischman:	Certainly, Ricky, and thanks for the questions. This is Chuck Fleischman. Actually, that is partially offset by value-added taxes, one-time— a one-time effect in Europe for inventory, so gross margin would have been approximately 70 percent, and we have not had a downward price pressure at this point.

R. Goldwasser:	OK. And then, in terms of Europe, I think I missed it — what were the sales in Europe for HPV?

C. Fleischman:	The HPV revenues in Europe— our total revenues in Europe are $3.9 million. The HPV revenues in Europe for the quarter were approximately $3 million in the March quarter.

R. Goldwasser:	OK. And going forward, we have one more quarter in this fiscal year, should we— what should we assume for Europe, because I understand that U.S. sales were very strong, but given the impending merger with Cytec, should we assume a slowdown in your relationship with Roche?

C. Fleischman:	We are working through with Roche, we have a contract with them through the end of the fourth quarter, and revenues should be approximately $5 million for the fourth fiscal quarter.

R. Goldwasser:	Five million in Europe?

C. Fleischman:	Yes.

Operator:	Ladies and gentlemen, as a reminder, to register for a question, please press the one, followed by the four, at this time.

Wade King with Robertson Stephens, please go ahead.

Wade King:	Hi, good morning. Congratulations on the quarter.

C. Fleischman:	Thank you, Wade.

W. King:	Could I ask a couple of questions, please? We continue to get a variety of questions regarding the Enzo litigation and patent estate questions, which investors don’t understand. If you don’t mind, I know this may seem like old hat for you, but could you just provide reassurance as it relates to the background of this litigation, and obviously, Enzo’s, you know, efforts along the same lines, unsuccessfully, to sue several other companies, and the strength of your proprietary position going forward. That’s the first area.

Secondly, could you give us an update, please, on— as specifically as you can on the advancement of the following: the FDA panel vote for approval for the primary screening label for HPV, in association with cytology testing [sp] and the specific things they asked you to do and follow-up, and then could you comment more specifically on your perspective as it relates to the DNA Pap and where you think HPV falls in testing in association with a Pap smear on the one hand and obviously thin prep on the other and any other competitive mono-layer technologies? Thank you.

E. Jones:	Wade, it’s Evan Jones speaking. We’ll do our best to take your three questions specifically.

First, with regard to Enzo, as much as I would like to help clarify your questions, it’s not appropriate for us to comment at this time.

With regard to the DNA Pap, I think Chuck can give you some guidance on the regulatory side.

C. Fleischman:	Sure. The— we are working with the FDA, we have continued to assess and configure data and educational programs to ensure that the indications are supported by the data and that the public is aware of the benefits of the DNA Pap. We think that we will have that submission completed through the summer, and we still hope to have approval of that during 2002. I can tell you that the more we look at the data, and the more we collect information, the more compelling the story becomes. As far as the use of the HPV test in conjunction with the various Pap tests, it is most effective when used— it is most cost-effective when used out of any mono-layer technology, which is one of the reasons we are looking to combine Digene with Cytec Corporation. However, as you look at the data, as we have always said, it doesn’t matter which Pap smear you use, if you combine it with Digene’s HPV test, you will approach exquisite sensitivity and negative predictive value without materially reducing specificity. We think that the data published in JAMA on May 8th, showing the cost-effectiveness of the combination, is just the tip of the iceberg as to where we see the world going into the future.

W. King:	OK. And follow-up to that, as it relates to the issues that the FDA panel asked you to follow-up on; there are several, obviously, categories, the first of which obviously relates to delivering information to physicians offices, you know, in association with the test. The second related to, I believe, helping physicians to determine the appropriate follow-up care for patients, in particular who are HPV-positive, by cytology-negative. Is there— this is something that you, and for that matter, Cytec, have certainly spent a lot of time on, in conjunction with a lot of leading authorities in the field. Is there anything, you know, in

Particular, holding you back as far as you see it, from dealing with those issues appropriately and obviously, relieving the FDA’s, you know, any lingering concerns in that regard?

C. Fleischman:	I would hesitate to say that anybody can ever determine what the regulatory oversight bodies are going to want, but what we are doing is very precisely crafting our language, backed up by our data, to show that it gets better clinical outcomes, in a cost-effective manner, without significantly increasing coposcopies, which is what the FDA is concerned about.

E. Jones:	Wade, Evan again. I would also add that there’s really no doubt that we’re in a better position to deal with the physician education efforts in a joint Digene\Cytec combination than as a stand-alone, in that they have the physician infrastructure, so we look forward to that being an element in our response to the FDA.

C. Fleischman:	Very good. Thanks very much.

Operator:	Mr. Jones, there are no further questions at this time. I will now turn the call back to you. Please continue with your presentation or closing remarks.

C. Fleischman:	Thank you, operator. This is Chuck Fleischman, and we want to thank you for your attention today. We’ve had an excellent 2002 fiscal third quarter, and we are positioned to grow Digene strongly into the future. As this is the last quarterly call for Digene as a stand-alone entity, we want to re-emphasize the contribution that the investing public has made, as we have developed and commercialized our technology. We have identified the cause of cervical cancer, we have created a unique molecular technology to detect the cause of the cancer, we have been able to deliver the technology to health care providers in a cost-efficient manner, we have laid the foundation to fundamentally change preventative screening for the second-most common cancer in women worldwide, and we could have not done so without your support and participation. We wish you all a good day.

Operator:	Ladies and gentlemen, that does conclude the conference call for today. We thank you for your participation, and ask that you please disconnect your lines.